Exhibit 4.52

CONTRACT FOR THE USE OF THE “CDISCOUNT” SIGN

BETWEEN THE UNDERSIGNED

The company CDISCOUNT, a Limited Company with capital of €5,162,154.62, the head offices of which are located at 120-126 Quai de Bacalan, 33000 Bordeaux, registered in the Business and Companies Registry of Bordeaux under number 424 059 822,

Represented by Mr. Emmanuel GRENIER, CEO, duly authorized for the purposes of this document,

Hereinafter known as “CDISCOUNT”,

Party of the first part,

AND

The company DISTRIBUTION CASINO FRANCE, Société par Actions Simplifiée (a simplified joint-stock company) with capital of €106,758,801, the head offices of which are located at 1 Esplanade de France, 42000 Saint-Etienne, registered in the Business and Companies Registry of Saint-Etienne under number 428 268 023,

Represented by Mr. Gérard WALTER, duly authorized for the purposes of this document,

Hereinafter known as “DCF”,

Party of the second part,

In the context of this Contract, CDISCOUNT and DCF may also be individually known as a “Party” and jointly as “Parties”.

WHEREAS:

CDISCOUNT, which belongs to the CASINO Group, is the leading e-commerce company in France.

Amongst its activities, CDISCOUNT maintains and uses the website at www.cdiscount.com, which is very well known to the public in France for offering an extremely diversified range of products, as well as a discount pricing policy that is very competitive.

DCF, which also belongs to the CASINO Group, mainly runs big-box supermarkets under the commercial brand “Geant”, found in France (hereinafter the “Network”).

Because there is a lot of competition in the big-box sector, DCF decided in 2013 that it would implement an aggressive pricing policy in order to regain market share.

In order to support this extremely competitive repositioning, DCF launched a national communications campaign directed at its customers and in so doing wished to benefit from the discount “price image” of the CDISCOUNT brand.

Because CDISCOUNT agreed to allow the Network to benefit from its image as the company that sells “the best products at the best prices”, the Parties agreed to sign the following contract, hereinafter known as the “Contract”.

Initials of the parties signing:

HAVING STATED THE AFOREMENTIONED, THE FOLLOWING CLAUSES WERE AGREED TO.

ARTICLE 1. OBJECT

The purpose of the contract is to determine the terms and conditions according to which CDISCOUNT has accepted to give the benefit of its image to the Network, especially in order to allow DCF to support its marketing goal of regaining market share.

ARTICLE 2. DURATION

The Contract becomes effective on January 1, 2014, for an undefined duration.

Either Party may end it after a six (6)-month notice period by sending a registered letter with notice of receipt.

ARTICLE 3. RIGHTS GRANTED TO DCF BY CDISCOUNT

DCF has the right to use the image of CDISCOUNT to perform the following actions:

•             To include one or more promotional displays with the colors of CDISCOUNT in the promotional catalogs sent out by the Network to its customers and the public.

For these purposes, DCF undertakes the following:

•             To entirely take charge of any potential agency fees related to creating the catalog content;

•             To first submit any material created for inclusion in the promotional catalogs that are sent out to CDISCOUNT for its express approval, inasmuch as this material does not consist of reproducing items consisting of the intellectual property of CDISCOUNT that it has already sent to DCF (logo, style guide where applicable, advertisement, etc.).

•             To set up corner displays with the colors of CDISCOUNT in the supermarkets belonging to the Network, where the Network will sell the products that are also sold by CDISCOUNT on its website and identified by CDISCOUNT as the “best-sellers of the moment”.

The supermarkets where these corner displays will be installed will be chosen entirely by DCF.

DCF will take charge of setting up, operating, and supplying these corner displays, and CDISCOUNT may not be held liable for any reason whatsoever regarding this.

•             Throughout the duration of the Contract, the Parties may decide to provide additional actions.

ARTICLE 4. INTELLECTUAL PROPERTY

Broadly speaking, DCF undertakes to refrain from infringing on the intellectual property rights and brand image of CDISCOUNT.

It is expressly agreed that this Contract does not entail any transfer of intellectual property rights belonging to the CDISCOUNT brands to DCF.

When the Contract ends, CDISCOUNT grants DCF the right to use the elements of intellectual property that are useful for the purposes of the Contract and guarantees to it that it is the holder of all related rights and/or that it can use all of the rights that are necessary to fulfill the Contract.

DCF acknowledges that the right of use that has been granted to it is strictly and exclusively limited to the object of this document.

DCF undertakes to respect all of the rights of CDISCOUNT to their brands, signs, logos, names, commercial name, and any other distinctive indicator, in particular undertaking to refrain from creating any confusion in the minds of the public for any purpose whatsoever, and in any manner whatsoever.

DCF acknowledges that the right of use granted to it for the distinctive signs of CDISCOUNT is granted in so far as the style guide, graphics, logos, and colors of CDISCOUNT are complied with absolutely.

DCF agrees to refrain from registering any brand, sign, logo, brand name, or business name that is identical, similar, or competes with a brand belonging to CDISCOUNT in any region and for any product or service.

Please note that for the purposes of this Contract and throughout its duration, neither Party may claim any right whatsoever over the intellectual property rights of its co-contracting party for any reason whatsoever. Each Party must cease using the brand or brands of its co-contracting party as soon as this Contract ends.

ARTICLE 5. FINANCIAL CONDITIONS

5.1. Price

The Parties reiterate that the Contract is intended to allow DCF to increase its market share and therefore its revenues.

Thus, in consideration for the use of the commercial image of CDISCOUNT four 2014, DCF will pay CDISCOUNT the final, total lump sum amount of three million euros excluding taxes (€3,000,000 excluding taxes).

For subsequent years the Parties will conclude a mutual agreement for the amount that DCF should pay to CDISCOUNT.

5.2. Invoicing and Payment

The amount under Article 5.1 will be invoiced by CDISCOUNT before December 31, 2014.

The invoice issued must be settled by DCF within forty-five (45) days after the end of the month following the date of issue of the invoice.

In the event that the amounts owing by DCF are not paid within the contract deadlines for a reason that cannot be attributed to CDISCOUNT, CDISCOUNT may automatically bill DCF for oratory interest on the overdue amounts at a rate of three times the legal interest rate beginning from the contract due dates as well as a penalty of €40 including taxes for dunning fees.

ARTICLE 6. TERMINATION

6.1. Early Termination

In the event of a breach of any of the obligations incumbent upon either of the Parties according to the Contract:

•             The Party having been injured by this breach may send an official notice to the other Party to remedy the breach, by registered letter with notice of receipt;

•             if the Party in breach has not remedied the breach within a term of thirty (30) days after receiving the notice, or has refused to remedy it, the contract will then be automatically terminated. This termination will occur without prejudice to any other rights and recourse that the injured Party may have pursuant to the Contract.

6.2. Consequences

Upon the expiry of this Contract for any reason whatsoever:

•             DCF Immediately undertakes to remove all references to CDISCOUNT and all references to the Contract from all communications media.

•             The Parties undertake to return all documents, materials, and information to the other party which may have been entrusted or sent to them by the other in order to make it possible to fulfill the object of the Contract.

ARTICLE 8. CONFIDENTIALITY

The Parties mutually undertake to consider and maintain confidential all information provided by either of the Parties, as well as any information to which they may have directly or indirectly gained access in executing the Contract, irrespective of the manner and/or the media employed to reveal it or via which they have gained knowledge of it (hereinafter the “Confidential Information”).

Confidential Information includes in particular all information of a technical, financial, economic, business, and legal nature as well as any other data about the Parties and where applicable their customers.

The Parties agree to treat all Confidential Information that is exchanged with the same care as their own Confidential Information and agree to refrain from revealing it by any means, for any reason, and to any person whatsoever, also undertaking to take all necessary precautions vis-à-vis their personnel and/or any person who has any involvement with them either on a part-time, casual or full-time basis.

The Parties undertake to return all documents that may have been sent to them by the other Party in order to sign and/or execute the Contract within a term that does not exceed fifteen (15) days after the termination of the Contract for any reason whatsoever.

It is expressly agreed that this article shall remain in effect even after the Contract expires or is terminated for any reason whatsoever.

The obligation to maintain confidentiality does not apply to the following information:

•  Any information that is known to the Parties and in respect of which they can prove that they became aware of it themselves or via a third party other than one of the Parties before the Contract was signed,

•  Any information that is in the public domain or would be in the public domain in the course of executing the Contract other than through actions or omissions of either of the Parties and/or their personnel and/or any person who has any involvement with them either on a part-time, casual or full-time basis.

ARTICLE 9. GENERAL INFORMATION

9.1. Intuitu personae

The Contract has been signed between the Parties themselves in the strictest meaning of this, and it may not be transferred, assigned, or sold in any manner whatsoever, without the prior, written consent of the other Party, who may never be obliged to grant such consent.

9.2. Independence

The Terms of the Contract may not be interpreted as entailing that either Party is a principle, an agent, or a representative of the other Party. It is formally stated that there is no intention to create a partnership via this contract, and that each of the Parties is acting in its own interest, maintaining its autonomy.

As a consequence:

•             Neither of the Parties may make any undertakings in the name of and/or on behalf of the other;

•             Both of the Parties undertake to refrain from doing anything that could lead a third party to believe otherwise in this regard, also undertaking to refrain from entering into any binding agreements or offering any guarantees on behalf of the other Party.

•             Each of the Parties shall remain solely liable for its actions, allegations, undertakings, services, products, and personnel, and for the consequences thereof vis-à-vis the other Party or third parties.

9.3. Entire Agreement

The Contract contains all of the agreements made between the Parties regarding its object. It replaces and cancels all agreements, undertakings, discussions or negotiations that have occurred previously between the Parties, whether verbally or in writing. No amendments whatsoever may be made to it except by means of a written document signed by a duly authorized representative of each of the Signatories, expressly referring to the Contract.

9.4. Annulment

If for any reason whatsoever any of the provisions of the Contract is deemed to be null or unenforceable by an authorized court, the remainder of the Contract will not be affected.

Nevertheless, in the event that the nullity or unenforceable nature of a clause of the Contract represents a serious vice affecting the legal and/or financial fairness thereof, the Parties agree to meet in order to find a substitute for the aforementioned clause, replacing it with a valid cause that is as close as possible to the original one both legally and financially.

9.5. Applicable Law and Assignment Of of Jurisdiction

This Contract is subject to the laws of France.

Any dispute related to the interpretation, execution, or validity of this Contract will be subject to the exclusive jurisdiction of the courts of Paris if it is not possible to reach a friendly agreement.

Signed in Bordeaux, on December 19, 2014

For CDISCOUNT	For DISTRIBUTION CASINO France

ARTICLE 1.	ARTICLE 2.
/s/ Emmanuel Grenier	/s/ Gérard Walter
Emmanuel GRENIER, CEO	Gérard WALTER, CEO